UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SHORETEL, INC.
(Name of Subject Company)

SHORETEL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

825211105
(CUSIP Number of Class of Securities)

Donald Joos
President and Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, California 94085
(408) 331-3300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Allen Seto Vice President and General Counsel ShoreTel, Inc. 960 Stewart Drive Sunnyvale, California 94085 (408) 331-3300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of ShoreTel, Inc. (the “Company” or “ShoreTel”) by Mitel US Holdings, Inc., a Delaware corporation (“Parent”), Shelby Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated July 26, 2017 (the “Merger Agreement”), by and among the Company, Merger Sub, Parent and Mitel Networks Corporation (“Mitel”), a Canadian corporation, as a guarantor with respect to certain obligations set forth in the Merger Agreement:

•
Transcript of an audio recording emailed to ShoreTel employees from Donald Joos, the Chief Executive Officer of ShoreTel, first used or made available on August 3, 2017, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

The tender offer for the outstanding shares of ShoreTel common stock (the “Offer”) has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Mitel and a subsidiary of Mitel (“Merger Sub”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Mitel and Merger Sub will file tender offer materials on Schedule TO, and thereafter ShoreTel will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF SHORETEL COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF SHORETEL COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of ShoreTel's common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to ShoreTel, Inc., 960 Stewart Drive, Sunnyvale, California 94085, Attn: Investor Relations, or by telephone at (408) 331-3300.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Mitel and ShoreTel file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or ShoreTel at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and ShoreTel’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of ShoreTel and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the merger and the other transactions contemplated by the definitive agreement relating to the acquisition of ShoreTel by Mitel; the expected timing of the completion of the Offer and the merger; the ability of Mitel, Merger Sub and ShoreTel to complete the Offer and the merger considering the various conditions to the Offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the Merger may not be timely completed, if at all; that, prior to the completion of the transaction, ShoreTel’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in ShoreTel’s SEC reports, including but not limited to the risks described in ShoreTel’s Annual Report on Form 10-K for its fiscal year ended June 30, 2016. ShoreTel assumes no obligation and does not intend to update these forward-looking statements.

Exhibit Index

Exhibit No.	Description
99.1	Transcript of an audio recording emailed to ShoreTel employees from Donald Joos, the Chief Executive Officer of ShoreTel, first used or made available on August 3, 2017.